Incentive-Based Compensation Recovery Policy
Effective Date: October 2, 2023
1.Purpose
The purpose of this Incentive-Based Compensation Recovery Policy (“Policy”) is to describe the circumstances in which Executive Officers will be required to repay or return Erroneously Awarded Compensation to the Company.

2.Scope
This Policy applies to the Executive Officers of VeriSign, Inc. and its affiliates (collectively, “Verisign” or the “Company”).
3.Definitions
Accounting Restatement – An “Accounting Restatement” under this Policy includes an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws. This includes any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
Clawback Eligible Incentive Compensation – “Clawback Eligible Incentive Compensation” means, in connection with an Accounting Restatement and with respect to each individual who served as an Executive Officer at any time during the applicable performance period (whether or not such Executive Officer is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Company), all Incentive-based Compensation Received by such Executive Officer (i) on or after the Effective Date, (ii) after beginning service as an Executive Officer, (iii) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (iv) during the applicable Clawback Period.
Clawback Period – “Clawback Period” means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years. For purposes of this Policy, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to twelve months will be deemed a completed fiscal year.
Erroneously Awarded Compensation – “Erroneously Awarded Compensation” means, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.
Executive Officer – “Executive Officer” means each member of senior management who qualify as “officers” under Section 16 of the Securities Exchange Act of 1934. Subsequent changes in an Executive Officer's employment status, including retirement or termination of employment, do not affect the Company's rights to recover Erroneously Awarded Compensation pursuant to this Policy.
Financial Reporting Measures – “Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall for purposes of this Policy be considered Financial Reporting Measures.
Incentive-based Compensation – “Incentive-based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
Examples of Incentive-based Compensation may include any of the following:
•non-equity incentive plan awards that are earned based wholly or in part on the attainment of a Financial Reporting Measure;
•bonuses paid from a bonus pool, the size of which pool is determined based wholly or in part on the attainment of a Financial Reporting Measure;

•other cash awards based on the attainment of a Financial Reporting Measure;
•restricted stock, restricted stock units, performance shares, performance share units, stock options and stock appreciation rights that are granted or become vested based wholly or in part on the attainment of a Financial Reporting Measure; and
•proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based wholly or in part on the attainment of a Financial Reporting Measure.

Examples of compensation that does not constitute Incentive-based Compensation may include the following:
•salaries;
•bonuses paid solely at the discretion of the Committee or the Board (other than bonuses paid from a bonus pool that is determined based on the attainment of one or more Financial Reporting Measures);
•bonuses paid solely upon satisfying one or more subjective standards (e.g., demonstrated leadership) and/or the completion of a specified period of employment;
•non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures (e.g., completion of a project); and
•Equity awards for which the grant is not contingent upon achieving any financial reporting measure performance goal and vesting is contingent solely upon completion of a specified employment period and/or attaining one or more nonfinancial reporting measures

Received – Incentive-based Compensation shall be deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if payment or grant of the Incentive-based Compensation occurs after the end of that period.
Restatement Date – “Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.
4.Policy
4.1Administration
This Policy shall be administered by the Compensation Committee (the “Committee”). The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. Decisions of the Committee with respect to this Policy shall be final, conclusive and binding on all Executive Officers, unless determined to be an abuse of discretion. Notwithstanding the foregoing, it is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Securities Exchange Act of 1934, as amended, and any applicable rules or standards adopted by the SEC or Nasdaq, and, to the extent this Policy is in any manner deemed inconsistent with such rules or standards, this Policy shall be treated as retroactively amended to be compliant with such rules or standards.
4.2Repayment of Erroneously Awarded Compensation.
In the event of an Accounting Restatement, the Committee shall promptly (and in all events within ninety (90) days after the Restatement Date) determine the amount of any Erroneously Awarded Compensation for each Executive Officer in connection with such Accounting Restatement and shall promptly thereafter provide each Executive Officer with a written notice containing the amount of Erroneously Awarded Compensation and a demand for repayment or return, as applicable. For Incentive-based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation Received by an Executive Officer is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the Committee shall determine such amount based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-based Compensation was Received, and the Company shall maintain documentation of any such estimate and provide such documentation to Nasdaq.
The Committee shall have broad discretion to determine the appropriate methods of recovery of Erroneously Awarded Compensation based on all applicable facts and circumstances and taking into account the time value of money and the cost to shareholders of delaying recovery, which methods of recovery need not be applied on a consistent basis; provided in any case that any such method provides for reasonably prompt recovery and otherwise complies with any requirements of Nasdaq. To the extent that the Committee determines that any method of recovery (other than repayment by the Executive Officer in a lump sum in cash or property) is appropriate, the Company shall offer to enter into a repayment agreement (in a form reasonably acceptable to the

Committee) with the Executive Officer. If the Executive Officer accepts such offer and signs the repayment agreement within thirty (30) days after such offer is extended, the Company shall countersign such repayment agreement. If the Executive Officer fails to sign the repayment agreement within thirty (30) days after such offer is extended, the Executive Officer will be required to repay the Erroneously Awarded Compensation in a lump sum in cash (or such property as the Committee agrees to accept with a value equal to such Erroneously Awarded Compensation) on or prior to the date that is one hundred twenty (120) days following the Restatement Date. For the avoidance of doubt, except as set forth below, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer’s obligations hereunder.
To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer, which may include, by way of example, the forfeiture or repayment of Incentive-based Compensation, the forfeiture or repayment of time-based equity or cash incentive compensation awards, the forfeiture of benefits under a nonqualified deferred compensation plan, and the offset of all or a portion of the amount of the Erroneously Awarded Compensation against other compensation payable to the Executive Officer.
The applicable Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the terms of this Policy. These reimbursable expenses shall not include any costs (including legal fees) incurred in determining the amount of Erroneously Awarded Compensation up until such time as a demand for repayment or return has been made to the applicable Executive Officer. The applicable Executive Officer shall not be required to reimburse the Company where the Executive Officer is successful on the merits in any legal proceeding contesting the recovery of the Erroneously Awarded Compensation.
Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by this Section 4.2 if the following conditions are met and the Committee determines that recovery would be impracticable:
•the direct expenses paid to a third party to assist in enforcing this Policy against an Executive Officer would exceed the amount to be recovered, after the Company has made a reasonable attempt to recover the applicable Erroneously Awarded Compensation, documented such reasonable attempts and provided such documentation to Nasdaq;
•recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation and a copy of the opinion has been provided to Nasdaq; or
•recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Items 401(a)(13) or 411(a) under Regulation S-K and regulations thereunder.

4.3Reporting and Disclosure.
The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including the disclosure required by the applicable SEC filings.
4.4Indemnification Prohibition.
The Company shall not be permitted to indemnify any Executive Officer or former Executive Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-based Compensation from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date).
4.5Agreement to Policy by Executive Officers.
Each Executive Officer shall be required to sign and return to the Company an agreement in form and substance reasonably satisfactory to the Company pursuant to which such Executive Officer will agree to be bound by the terms and comply with this Policy. The Committee may require that any employment agreement, equity award agreement, or any other agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require an Executive Officer to agree to abide by the terms of this Policy.

4.6Other Recoupment Rights.
This Policy is a supplement to any other clawback policies in effect now or in the future at the Company. To the extent this Policy applies to compensation payable to an Executive Officer, it shall be the only clawback policy applicable to such compensation and no other clawback policy shall apply; provided that, if such other policy provides that a greater amount of such compensation shall be subject to clawback, such other policy shall apply to the amount in excess of the amount subject to clawback under this Policy.
4.7Successors.
This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.
5.Policy Review.
The Compensation Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary, including as and when it determines that it is legally required by any federal securities laws, SEC rule or the rules of Nasdaq; provided, however, that no amendment shall be effective against an Executive Officer unless the Executive Officer enters into a subsequently dated agreement in form and substance reasonably satisfactory to the Company pursuant to which such Executive Officer agrees to be bound by the terms and comply with this Policy as so amended. The Committee may terminate this Policy at any time. Notwithstanding anything in this Section 5 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule or the rules of any national securities exchange or national securities association on which the Company’s securities are listed.